                                                                    EXHIBIT 12.1

                           CROSS TIMBERS OIL COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                (in thousands)
                                                         Year Ended December 31,
                                             ------------------------------------------------
                                               1999      1998        1997     1996      1995
                                             --------  ---------    -------  -------  ---------

Earnings (loss) available to common stock..  $ 44,964  $(71,498)    $23,905  $19,790  $(10,538)
Income tax expense (benefit)...............    23,965   (35,851)     13,517   10,669    (5,825)
Interest and debt expense..................    70,828    58,499      26,747   17,224    12,922
Interest portion of rentals (a)............     4,698     3,727       3,044    1,830       637
Preferred stock dividends..................     1,779     1,779       1,779      514       -
                                             --------  --------     -------  -------  --------
Earnings (loss) before provision for
 taxes and fixed charges...................  $146,234  $(43,344)    $68,992  $50,027  $ (2,804)
                                             ========  ========     =======  =======  ========

Interest and debt expense..................  $ 70,828  $ 58,499     $26,747  $17,224  $ 12,922
Capitalized interest.......................     1,353     1,070       1,185      -         -
Interest portion of rentals (a)............     4,698     3,727       3,044    1,830       637
Preferred stock dividends..................     1,779     1,779       1,779      514       -
                                             --------  --------     -------  -------  --------

Total Fixed Charges........................  $ 78,658  $ 65,075     $32,755  $19,568  $ 13,559
                                             ========  ========     =======  =======  ========

Ratio of Earnings to Fixed Charges                1.9       -   (b)     2.1      2.6       -   (c)

Excess of Fixed Charges over Earnings (Loss) $    -    $108,419     $   -    $   -    $ 16,363

(a)  Calculated as one-third of rentals.
(b) Negative ratio is the result of a $87.4 million pre-tax net loss on investment in equity securities (excluding related interest expense) and a $2 million pre-tax, non-cash impairment charge. Excluding the effects of these charges, fixed charges exceeded earnings by $19 million.
(c) Negative ratio is the result of a $20.3 million pre-tax, non-cash charge recorded upon adoption of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of. Excluding the effect of this charge, the ratio of earnings to fixed charges is 1.3.